UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

National American University Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
63245Q105
(CUSIP Number)
Robert D. Buckingham
5311 Carriage Hills Drive, Rapid City, SD 57702
Telephone: (605) 721-5220

With a copy to:
Mark Williamson, Esq.
Gray Plant Mooty
500 IDS Center
Minneapolis, MN 55402
Telephone: (612) 632-3379
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS Robert D. Buckingham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		15,280,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,280,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,280,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See Item 3.

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS Robert D. Buckingham Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		3,457,864 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,457,864 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,457,864 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 3.

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS H. & E. Buckingham Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		11,822,136 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,822,136 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,822,136 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 3.

CUSIP No.	63245Q105
Introduction.
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D, filed on December 3, 2009, as amended by Amendment No. 1, dated June 10, 2010, (the “Amended Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of National American University Holdings, Inc. (the “Issuer”) and is filed with the Securities and Exchange Commission (the “Commission”) on behalf of Robert D. Buckingham, sole Trustee of Robert D. Buckingham Living Trust, a trust formed under the laws of South Dakota (the “Living Trust”), and General Partner of Robert D. Buckingham Limited Partnership, a South Dakota limited partnership (the “Limited Partnership”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended Schedule 13D. The Living Trust and the Limited Partnership are collectively referred to in this Amendment No. 2 as the “Investors” and each is an “Investor.” Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is amended as follows:
As described in Item 4 below, on February 24, 2011, the Investors exercised warrants (the “Warrants”) to purchase 1,068,387 shares (the “Warrant Shares”) of Common Stock of the Issuer, at an exercise price of $5.50 per share for aggregate consideration of $5,876,128.50. The funds used to purchase the Warrant Shares were provided from working capital of the Investors.
Item 4. Purpose of Transaction.
Item 4 is amended as follows:
On February 24, 2011, the Investors exercised the Warrants to purchase the Warrant Shares, at an exercise price of $5.50 per share for aggregate consideration of $5,876,128.50. The funds used to purchase the Warrant Shares were provided from working capital of the Investors.
The Warrants were issued to the Investors in connection with the consummation of the merger of Dlorah Subsidiary, Inc. with and into Dlorah, Inc. on November 23, 2009 with Dlorah, Inc. becoming a wholly-owned subsidiary of the Issuer. Copies of the Warrants and Agreement and Plan of Reorganization, dated August 7, 2009, as amended and restated in its entirety as of August 11, 2009, and as further amended by that Certain Amendment No. 1 to the Amended and Restated Agreement and Plan of Reorganization, dated October 26, 2009 have previously been filed with the Commission.
Item 5.Interests in Securities of the Issuer.
Item 5 is amended as follows:
(a) The following list sets forth the aggregate number and percentage (based on the number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended November 30, 2010 and filed with the Commission on January 7, 2011, plus the number of shares of Common Stock issued in connection with the Warrant exercises) of outstanding shares of Common Stock owned beneficially by each reporting person as of February 24, 2011:

		Percentage of Shares of
		Common Stock
Name	Shares of Common Stock Beneficially Owned	Beneficially Owned
Robert D. Buckingham	15,280,000 Shares (1),(2),(3)	52.4%
Robert D. Buckingham Living Trust	3,457,864 Shares (1)	12.6%
H. & E. Buckingham Limited Partnership	11,822,136 Shares (2)(3)	40.5%

1	Consists of shares of Common Stock held in the Robert D. Buckingham Living Trust, for which Mr. Buckingham serves as sole trustee.

2	Consists of shares of Common Stock held in the H. & E. Buckingham Limited Partnership, of which Mr. Buckingham is the general partner. Includes Warrants to purchase 1,731,613 shares of Common Stock at an exercise price of $5.50.

3	Mr. Buckingham disclaims beneficial ownership of the securities beneficially owned by H. & E. Buckingham Limited Partnership, except to the extent of his equity interest in the H. & E. Buckingham Limited Partnership.
(b) Robert D. Buckingham, by virtue of being the trustee of the Living Trust and the general partner of the Limited Partnership has the sole power to vote and to dispose of 15,280,000 shares of Common Stock.
Robert D. Buckingham Living Trust has sole power to vote and to dispose of 3,457,864 shares of Common Stock.
H. &. E. Buckingham Limited Partnership has the sole power to vote and to dispose of 11,822,136 shares of Common Stock.
(c) Except as disclosed in this Amendment No. 2, none of the reporting persons has effected any transaction in the Common Stock in the past 60 days.
(d) Not applicable.
(e) Not applicable.

CUSIP No.	63245Q105
SIGNATURE
After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.
Dated: March 2, 2011

/s/ Robert D. Buckingham

ROBERT D. BUCKINGHAM LIVING TRUST
By:	/s/ Robert D. Buckingham, Trustee

H. & E. BUCKINGHAM LIMITED PARTNERSHIP
By:	/s/ Robert D. Buckingham, General Partner